TEXAS GULF ENERGY, INC.

1602 Old Underwood Road

La Porte, Texas 77571

January 30, 2014

VIA EDGAR

Jennifer Thompson, Accounting Branch Chief

Lisa Sellars, Staff Accountant

Robert Babula, Staff Accountant

Scott Anderegg, Staff Attorney

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel: (202) 551-3737

Re:	Texas Gulf Energy, Incorporated
Form 10-K for the year ended December 31, 2012
Filed April 16, 2013
Amendment No. 2 to Form 10-K for the year ended December 31, 2012
Filed July 5, 2013
File No. 333-149857

Ladies and Gentlemen:

Texas Gulf Energy, Incorporated (the “Company”) confirms receipt of the letter dated December 31, 2013 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Form 10-K”). We are responding to the Staff’s comments as set forth below. The Company’s responses to the Staff’s comments are in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

General

COMMENT 1.	We note that your SIC code is 5960 Retail - Nonstore retailers. Please explain to us how you determined that this was the most appropriate SIC code based on your business.

RESPONSE:	In response to the Staff’s comment above, the Company has evaluated its current SIC code and determined that the SIC code should be updated to 1629 - Heavy Construction, Not Elsewhere Classified, due to the current business of the Company. The Company is currently pursuing the Commission’s required process to update its SIC code accordingly.

Jennifer Thompson

U.S. Securities and Exchange Commission

January 30, 2014

Item 9A. Controls and Procedures, page 21

COMMENT 2.	We note your disclosures concerning disclosure controls and procedures and internal control over financial reporting and have the following comments:

•	We note that you have not provided a conclusion as to the effectiveness of your disclosure controls and procedures as of December 31, 2012 under the heading "Evaluation of Disclosure Controls and Procedures." For the ease of your readers in determining management 's conclusion, please clearly state management's conclusion that disclosure controls and procedures were not effective under this heading, as opposed to your current presentation of this conclusion under the heading "Manage-ment's Report on Internal Control Over Financial Reporting."

•	Please refer to your disclosures under the heading "Management's Report on Internal Control Over Financial Reporting." Your conclusion as to the effectiveness of your internal control over financial reporting as of December 31, 2012 is unclear. In this regard, you indicate that you originally concluded that internal control over financial reporting was effective, but after subsequently restating your financial statements, you concluded that disclosure controls and procedures were ineffective. We remind you that the disclosures required by Item 307 and Item 308 of Regulation S-K are separate and distinct, and you must provide your reevaluation of the effectiveness of your internal control over financial reporting separate from your reevaluation of the effectiveness of your disclosures controls and procedures. Please amend your filing to clearly state that you subsequently concluded that your internal control over financial reporting was ineffective as of December 31, 2012. As indicated in Item 308(a)(3) of Regulation S-K, management is not permitted to conclude that internal control over financial reporting is effective if there are one or more material weaknesses in your internal control over financial reporting.

•	We note your disclosure that "[I]n light of such weaknesses, management performed an additional analysis subsequent to our changes in internal control (described below) regarding the preparation and content of the restated financial statements contained in this Annual Report on Form 10-K/A, and management concluded that our disclosure controls and procedures are now effective and that the restated financial statements present, in all material respects, the Company's financial condition for the period reported in this Annual Report on Form 10-K/A." Please refer to Item 308(c) of Regulation S-K. We do not object to you providing additional supplemental disclosures concerning changes to your internal control over financial reporting that occurred subsequent to the latest balance sheet date included in your filing; however, such disclosures should clearly indicate the time period during which your material weaknesses existed and the date as of which the material weaknesses have been remediated. In this regard, it appears from your current disclosures that remediation occurred at some point after May 2013, but the exact timing is unclear. Additionally, for the ease of your readers in determining management's conclusion as to the effectiveness of internal control over financial reporting as of December 31, 2012, you should consider referring your readers to your disclosure under the separate heading “Changes in Internal Control Over Financial Reporting” rather than repeating your disclosures about remediation in two separate locations.

Jennifer Thompson

U.S. Securities and Exchange Commission

January 30, 2014

RESPONSE:

In response to the Staff’s comment above, the Company plans to amend Item 9A of the Form 10-K to read in its entirety as follows:

Item 9A. Controls and Procedures

(a)        Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012 to determine whether our disclosure controls and procedures were (1) effective in that they were designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our Chief Executive Officer and Chief Financial Officer by others within those entities, particularly during the period in which this report was being prepared, as appropriate to allow timely discussions regarding required disclosure therein and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Pursuant to such evaluation, our management concluded that our disclosure controls and procedures were not effective as of December 31, 2012.

(b)        Management’s Report on Internal Control Over Financial Reporting

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Jennifer Thompson

U.S. Securities and Exchange Commission

January 30, 2014

Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment, management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2012, our internal control over financial reporting was not effective based on those criteria, particularly due to those circumstances described under “Changes in Internal Control Over Financial Reporting” set forth below.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as management’s report was not subject to attestation by our registered public accounting firm pursuant to the permanent exemption of the SEC that requires us to provide only management’s report in this Annual Report.

(c)        Changes in Internal Control Over Financial Reporting

We did not effect any change in our internal controls over financial reporting during the period ended December 31, 2012 that materially affected, or that would reasonably be likely to affect materially, our internal control over financial reporting.

However, subsequent to December 31, 2012, changes were made to our internal controls and financial reporting that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting. Material weaknesses in our internal controls were identified by the Company’s management, and reported to the Board of Directors and auditors in May, 2013. On May 13, 2013, the Board of Directors of the Company concluded, after consulting with management, that the Company’s consolidated financial statements for the year ended December 31, 2012 that were initially included in the Company’s Annual Report on Form 10-K for the year then ended and the consolidated financial statements for the period ended September 30, 2012 that were included in the Company’s Quarterly Report on Form 10-Q for that quarter (collectively, the “Prior Financial Statements”) should no longer be relied upon and should be restated because of an error in the Prior Financial Statements relating to material weaknesses in the Company’s internal controls. Such material weaknesses resulted in accounting errors that occured when the Company failed to properly reconcile certain accounts when the Company changed accounting systems in June of 2012, which resulted in a number of accounting entries that were not properly reversed. Additionally, there were related balance sheet accounts that were not properly verified. The Company has implemented new processes regarding the reconciliation, review and reporting of the accounts on a monthly basis, but there can be no assurance that every error will be detected.

Jennifer Thompson

U.S. Securities and Exchange Commission

January 30, 2014

A more detailed description of the restatements made to the financial statements for the year ended December 31, 2012 is provided in Note 1 to the Consolidated Financial Statements included with this report.

The Company’s financials contained in this Form 10-K/A are the result of a thorough review conducted by management, and discussed with the auditor to correct all known accounting errors. Management has taken steps which it believes will ensure, to the extent reasonably possible, that the type of errors described above will not occur in the future.

Exclusive Compensation, page 25

COMMENT 3.	Please revise your summary compensation chart to include stock awards. In this regard, Note 7 to your Notes to Consolidated Financial Statements discloses that the Chief Executive Officer, Chief Financial Officer and other key employees were granted restricted shares. Please refer to Item 402(n)(2)(v) of Regulation S-K.

RESPONSE:	In response to the Staff’s comment above, the Company plans to amend the summary compensation table contained in Item 11 of the Form 10-K to read in its entirety as follows:

Name and Position	Year	Salary	Bonus	Stock Awards ($)	All other compensa- tion		Total

David D. Mathews Chief Executive Officer and President	2012	$221,314	$50,000	$470,034	$2,100	*	$743,448
	2011	$70,000	$-0-	$0	$2,800		$72,800
Craig Crawford Chief Financial Officer and Chief Operating Officer	2012	$47,423	$25,000	$141,300	$132,418	**	$346,141
	2011	$13,215	$-0-	$0	$27,084	**	$40,299
Denise Nelson, Secretary	2012	$74,520	$5,000		$-0-		$79,520
	2011	$-0-	$-0-		$-0-		$-0-

John Magner ***/**** President	2012	$-0-	$-0-	$0	$-0-		$-0-
	2011	$-0-	$-0-	$0	$750		$750

Pamela Stewart ***/***** Secretary	2012	$-0-	$-0-	$0	$-0-		$-0-
	2011	$-0-	$-0-	$0	$400		$400

* Auto Allowance.

** This amount was paid to Mr. Crawford’s nominee, Fortenberry Service, Inc.

*** During the 2011 fiscal year, Mr. Magner and Ms. Stewart earned 250,000 and 150,000 restricted shares of Common Stock, respectively.

**** Mr. Magner resigned as President on December 31, 2011.

***** Ms. Stewart resigned as Secretary on February 7, 2012.

Jennifer Thompson

U.S. Securities and Exchange Commission

January 30, 2014

COMMENT 4.	Please include an outstanding equity awards at fiscal year-end table. For example we note that some restricted shares granted to Messrs. Crawford and Mathews vest in 2014. Please refer to Item 402(p)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

RESPONSE:	In response to the Staff’s comment above, the Company plans to amend the Form 10-K to insert the following under the heading “Outstanding Equity Awards at 2012 Fiscal Year End” under in Item 11 of the Form 10-K such that the section reads in its entirety:

The following table sets forth our outstanding equity awards, regarding each executive officer, as of December 31, 2012:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Option (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have not Vested ($)
David Mathews	0	0	0	0	0	10,445,204(1)	$1,044,520	0	0
Craig Crawford	0	0	0	0	0	3,140,000	$314,000	0	0
Denise Nelson	0	0	0	0	0	0	0	0	0
John Magner(2)	0	0	0	0	0	0	0	0	0
Pamela Stewart (3)	0	0	0	0	0	0	0	0	0

(1)	Mr. Mathews resigned as CEO on June 20, 2013, and subsequently returned and rescinded all of his outstanding shares of our capital stock and vesting rights, including the shares referenced in this table, in November 2013.
(2)	Mr. Magner resigned as President on December 31, 2011.
(3)	Ms. Stewart resigned as Secretary on February 7, 2012.

Jennifer Thompson

U.S. Securities and Exchange Commission

January 30, 2014

We trust this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton E. Parker, Esq. of K&L Gates LLP at 305.539.3306.

Sincerely,

/s/ Craig Crawford
Chief Executive Officer

cc: Clayton E. Parker, Esq. of K&L Gates LLP